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Exhibit 5.1

AUDITOR'S CONSENT

        We have read the base shelf prospectus of Canadian Natural Resources Limited (the "Company") dated October 1, 2009 relating to the issue and sale of up to US$3,000,000,000 or its equivalent of Debt Securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Canadian Natural Resources Limited on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. Our report is dated March 4, 2009.

Chartered Accountants
Calgary, Alberta
October 1, 2009

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  Exhibit 5.1
AUDITOR'S CONSENT